Exhibit 99.74

Bitzero Holdings Inc. Acquires NVIDIA Blackwell B300 GPU Servers to Launch AI

Compute Pilot with Hydra Host

Company Deploys 64 Next-Generation GPUs at Norway Site, Marking Entry into Neocloud Operations

VANCOUVER, BC (January 19, 2026) — Bitzero Holdings Inc., (CSE: BITZ) (OTC PINK: BTZRF) (FSE: 000) (“Bitzero” or the “Company”), a provider of sustainable blockchain and high-performance compute (HPC) data center infrastructure, today announced the acquisition of eight NVIDIA Blackwell B300 servers, totaling 64 GPUs, to be deployed at its Namsskogan, Norway facility in partnership with Hydra Host.

The deployment, expected to be completed in Q1 2026, represents Bitzero’s first direct investment in GPU compute hardware and marks the Company’s entry into neocloud operations. The servers will be leased as bare metal infrastructure for AI workloads through Hydra Host’s Brokkr platform.

Pilot Program Details

Bitzero has funded the initial deposit for the following hardware:

●	8 air-cooled NVIDIA Blackwell B300 servers
●	64 total GPUs featuring NVIDIA’s latest Blackwell architecture

●	Deployment at the Company’s low-carbon Namsskogan, Norway data center

The pilot is designed to validate GPU operations on Bitzero’s existing infrastructure and establish the operational framework for potential future expansion.

Hydra Host as Platform and Distribution Partner

Hydra Host’s Brokkr platform will provide Bitzero with GPU lifecycle management capabilities, including provisioning, monitoring, and access to Hydra Host’s global network of enterprise and AI-native customers. This partnership enables Bitzero to bring its compute capacity to market without building proprietary customer acquisition and platform infrastructure.

“This GPU deployment represents a strategic milestone for Bitzero,” said President and CEO Mohammed Bakhashwain. “We are transitioning from pure infrastructure provider to compute operator. By deploying cutting-edge Blackwell GPUs at our Norway site and partnering with Hydra Host for distribution, we are positioning the Company to generate revenue from AI workloads directly—not just from power and space. This pilot lays the groundwork for scaling our neocloud operations as demand and results warrant.”

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, Bitcoin mining, and strategic data center hosting partnerships. Bitzero Holdings Inc. operates four data center locations in the North American and Scandinavian regions, powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

About Hydra Host

Hydra Host is a next-generation infrastructure company operating high-performance GPU clusters across global data centers. As an NVIDIA Cloud Partner and Founders Fund-backed company, Hydra Host delivers compute as an asset class across more than 40 locations worldwide through its Brokkr platform. To learn more, visit www.hydrahost.com.

Bitzero Contact

Mohammed Bakhashwain

+44 777 303 0394

investors@bitzero.com

Bitzero Press Contact

bitzero@nextpr.com

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements are often identified by words such as “anticipate”, “expect”, “intend”, “plan”, “believe”, “estimate”, “project”, “potential”, or variations of such words and similar expressions. Forward-looking information in this release includes, but is not limited to, statements regarding: the deployment of GPUs at the Norway facility; the expected timing of GPU server delivery and deployment; the Company’s plans for future expansion of GPU operations; the Company’s plans to lease bare metal servers for AI workloads and generate AI workload revenue; the benefits of the Company’s partnership with Hydra Host; the anticipated use of Hydra Host’s Brokkr platform; and the Company’s intention to scale neocloud operations based on pilot results.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: that the partnership with Hydra Host will have the intended benefits, including but not limited to Bitzero not having to build customer acquisition and platform infrastructure; that GPU hardware will be delivered and installed on expected timelines; that the program will assist with scaling the Company’s neocloud operations as intended; that the Brokkr platform will perform as expected; that there will be sufficient customer demand for the Company’s GPU capacity; and that the Company will continue to have stable access to power and infrastructure at its Norway site.

Actual results could differ materially from those anticipated due to numerous factors including, but not limited to: delays in hardware delivery or installation; technical challenges in deploying liquid-cooled GPU infrastructure; changes in AI compute market conditions and pricing; competition from hyperscale and other GPU providers; performance issues or unforeseen constraints relating to Hydra Host’s platform; regional or national regulatory or policy changes affective data centers; power markets or related industries in Norway or other jurisdictions; energy cost fluctuations; competitive pressures in the global AI compute and hyperscale infrastructure markets; macroeconomic or market conditions influencing large-scale data center investments; regional or national regulatory or policy changes affecting the industries in which Bitzero operates in; and general economic conditions. Additional risks and uncertainties are described in the Company’s continuous disclosure filings, including the Listing Statement and subsequent financial reports available on SEDAR+ at www.sedarplus.ca. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking information is provided for the purpose of communicating management’s current plans, expectations and intentions regarding future operations and may not be appropriate for other purposes. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.